Exhibit 99.1

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2009 Third Quarter, ended March 31st, 2009

Dear Shareholders,

Just a few days ago we reported critically important data at the 100th American Association for Cancer Research (AACR) conference in Denver highlighting the mechanistic differences between nimotuzumab and the EGFR-targeting antibody, Erbitux®. These data demonstrate that nimotuzumab is predisposed to bind to cancerous cells with medium to high levels of EGFR on their surface while ignoring normal cells with low EGFR levels. For the competing drugs, binding is indiscriminate since they also bind to low levels of EGFR and, as a result, those products cause severe toxicities as they interact with healthy tissues. With Erbitux® as the leading EGFR-targeting drug on the market that generates more than $1.5 billion in annual sales, these findings are profound and further define the significant opportunity for our lead product.

These data should provide hope to cancer patients, and receive recognition from the scientific and medical community, that it is possible to realize the benefits of targeting EGFR without generating severe side-effects. In parallel, the evident change in approach towards Cuba by the US may also have a positive impact on the prospects for nimotuzumab, again to the benefit of cancer patients. Recently, the US Senate Committee on Foreign Relations received a Staff Report entitled “Changing Cuba Policy - In the United States National Interest”. In the report, the authors propose that the Committee review the potential for legislative action to permit pharmaceutical imports from Cuba’s “rapidly developing biotech industry”. While we have  invested considerable effort in achieving permission to advance nimotuzumab clinically in the US, further developments on this front would improve the prospects for making nimotuzumab available to cancer patients in that country.

During the last quarter, we enrolled the first patient in our multinational, randomized, double-blind Phase II trial of nimotuzumab in non-small-cell lung cancer (NSCLC) patients ineligible for radical chemotherapy. A similar trial in patients with brain metastases from NSCLC has been cleared by the Canadian Health Regulatory Authority and we anticipate commencing recruitment for this trial in the coming weeks and expanding both trials into other countries. These trials concentrate on two forms of cancer typically treated with radiation-containing regimens, reflecting YM’s registration strategy which leverages the ability of radiation to enhance EGFR expression in tumors, further exploiting the unique binding mechanism of nimotuzumab described above. The ability to unequivocally blind this trial is in sharp contrast to Erbitux trials where rash affects 80% of patients. Blinding significantly improves the scientific rigor of a trial and should be welcomed by health regulatory authorities.

In addition to these trials, we continue to enroll patients in a Phase II, second-line, single-arm trial in children with progressive diffuse, intrinsic pontine glioma (DIPG) which is ongoing at multiple sites in the US, Canada, and Israel. Beyond YM’s internal clinical strategy, nimotuzumab is being advanced globally on multiple fronts supported by a network of cooperative relationships. In total, more than 15 Phase II and Phase III trials are currently ongoing with nimotuzumab, ten of which have been launched by YM or its licensees:

•
During the quarter, the National Cancer Centre of Singapore selected nimotuzumab for a multinational 710-patient Phase III trial of nimotuzumab in the adjuvant setting in head and neck cancer supported by our licensee, Innogene Kalbiotech Ltd. This trial is in addition to an ongoing Phase II trial in locally advanced head and neck cancer and in addition to the initiation by the licensee of a Phase II trial in cervical cancer.

•
Oncoscience AG reports that it continues to recruit patients in a randomized Phase III study evaluating nimotuzumab in adult glioma patients and a randomized Phase IIb/IIIa trial in patients with advanced pancreatic cancer.

•
Two of our licensees for nimotuzumab, Daiichi-Sankyo Co., Ltd. in Japan and Kuhnil Pharmaceutical Co. in Korea, are conducting an 80 patient Phase II randomized, open-label trial evaluating nimotuzumab in advanced or recurrent gastric cancer.

While expenditures will increase with this increasing clinical activity, we believe we have the resources in place to complete the program underway designed to support marketing authorization for nimotuzumab. For our second late-stage product, AeroLEF®, after consulting with regulatory bodies in Europe and Canada on the Phase III readiness of the product, we are now proposing to partner with others for the Phase III development pathway for this unique approach to the use of a well-established opioid. Consistent with our business model as a development company, we also continually evaluate the economic and prospective viability of various potential in-licensing candidates; however, particularly within the current economic context, we are committed to managing our cash resources prudently and conservatively.

We and our licensees and co-developers continue to make significant progress and remain united and determined in our goal of bring a potentially best-in-class cancer drug to patients globally. We thank you for your support and I look forward to reporting to you on our continued progress in the coming months.

Sincerely,
David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date: May 14, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and nine months ended March 31, 2009

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and nine months ended March 31, 2009 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2008, 2007, 2006, and the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 17 to the audited consolidated financial statements for the fiscal year ended June 30, 2008. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of May 13, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from their direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended March 31,			Nine months ended March 31,
	2009	2008	Change	2009	2008	Change

Out-licensing revenue	776,127	1,155,835	(379,708)	3,823,296	3,438,601	384,695
Interest income	201,635	622,029	(420,394)	1,009,323	2,039,663	(1,030,340)

Expenses:
General and administrative	1,190,039	1,416,872	(226,833)	3,530,626	5,526,388	(1,995,762)
Licensing and product development	3,259,177	4,286,792	(1,027,615)	11,525,789	12,052,278	(526,489)

Loss for the period	(3,474,839)	(3,818,647)	343,808	(9,805,436)	(11,922,844)	2,117,408
Deficit, beginning of period,	(139,513,082)	(126,400,938)	(13,112,144)	(133,182,485)	(118,296,741)	(14,885,744)
Deficit, end of period	(142,987,921)	(130,219,585)	(12,768,336)	(142,987,921)	(130,219,585)	(12,768,336)

Basic and diluted loss per common share	(0.06)	(0.07)	0.01	(0.18)	(0.21)	0.03

Total Assets	50,806,229	67,440,147	(16,633,918)	50,806,229	67,440,147	(16,633,918)

RESULTS OF OPERATIONS

Three months and nine months ended March 31, 2009 compared to three months and nine months ended March 31, 2008

Out-licensing Revenue
Revenue from out-licensing has decreased by $380 thousand for the three months ended March 31, 2009 compared to the three months ended March 31, 2008 and has increased by $385 thousand for the nine months ended March 31, 2009.  The decrease in revenue for the three months ended March 31, 2009 compared to the same period in the prior year is mainly attributable to the fact that the revenue recognition period for the initial payment from Daiichi has been extended by 12 months as a result of a revision to the estimated period of collaboration. The increase in revenue for the nine months ended March 31, 2009 compared to the same period in the prior year is mainly as a result of a milestone payment received this year from one of the Company’s licenses partially offset by the extension mentioned above and the ending of monthly revenue recognition for one other deferred revenue contract.  The Company also began receiving royalty payments from a limited sales program in Europe in the fourth quarter of fiscal 2008.  The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees. The licensing agreements include a non-refundable up-front payment from the licensees. The initial license fees have been recorded as deferred revenue and are being recognized over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. The largest of these contracts was entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd (“Daiichi”), a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration of four years.

Interest Income
Interest income has decreased by $420 thousand and $1030 million respectively in the three months and nine months ended March 31, 2009 compared to the same periods ended March 31, 2008. Interest income is decreasing as the Company draws on its cash balances to fund its operations, as well as the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended March 31, 2009 decreased by $1.028 million and $526 thousand for the nine months ended March 31, 2009, compared to the same periods last year.  In addition to the changes described below, core expenses for licensing and product development decreased by $444 thousand for the three months and by $859 thousand for the nine months ended March 31, 2009. This was mainly caused by decreases in salaries and travel expenses as a result of a reduction of staff in the U.S office.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $10 thousand to $1.465 million and by $1.110 million to $4.734 million for the three and nine months ended March 31, 2009 respectively, compared to the same periods in the prior year.  The increase in expenses is related to a new toxicology study, and preparation for the two new clinical trials that were initiated during the quarter.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $152 thousand to $413 thousand for the three month period ended March 31, 2009 as compared to the same period in the prior year and by $86 thousand to $1.556 million for the nine month period ended March 31, 2009 compared to $1.643 million for the same period in the prior year. The decrease in both the three and nine month periods is primarily due to the fact that we have ceased all clinical trials related to AeroLEF™.  This year’s costs are related to the new marketing and regulatory initiatives in Europe.

Tesmilifene
Costs related to development activities for tesmilifene, have now been virtually eliminated for the three month period ended March 31, 2009, down from $443 thousand in the same period in the prior year.  Year-to-date costs have decreased by $691 thousand to $420 thousand compared to $1.111 million for the same period in the prior year.  The decrease in spending for the current fiscal year is a result of the curtailment of development subsequent to the termination of the DEC study in January 2007.

General and Administrative Expenses
General and administrative expenses have decreased by $227 thousand to $1.190 million for the three month period ended March 31, 2009 and by $1.996 million to $3.531 million for the nine months ended March 31, 2009, compared to the same periods in the prior year.  This is mainly a result of stock option expense decreasing by $1.253 million from $1.828 million to $575 thousand for the nine months ended March 31, 2009, when compared to the same period in the prior year.  Similarly, stock options expense for the quarter decreased by $130 thousand from $325 thousand in the three months ended March 31, 2008, to $195 thousand in the three months ended March 31, 2009.  In addition, there were also decreases in expenditures for consulting, legal fees, salaries, and investor relations, for both the three and nine months ended March 31, 2009.

Other Income
Other income pertains to a refund of unclaimed property from the state of Pennsylvania, received in the first quarter of fiscal 2009.

SUMMARY OF QUARTERLY RESULTS

	Revenue and Interest Income	Net Loss(1)	Basic and diluted loss per common Share
March 31, 2009	$977,762	$(3,474,839)	$(0.06)
December 31, 2008	$2,197,291	$(3,174,385)	$(0.06)
September 30, 2008	$1,657,566	$(3,156,212)	$(0.06)
June 30, 2008	$1,964,901	$(2,962,900)	$(0.05)
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)
June 30, 2007	$1,909,514	$(4,749,837)	$(0.08)
March 31, 2007	$1,984,707	$(8,929,074)	$(0.16)

Note:
(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861, and 3865 relating to financial instruments retrospectively, without restatement and therefore the quarterly losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards. There was no effect to the Company’s opening balances as a result of the change in accounting policy.

In general, revenue had remained steady over the first seven quarters ending September 30, 2008, but has changed in the last two quarters.  Revenue consists of interest earned and licensing revenue.  Licensing revenue results primarily from recognition, over time, of nonrefundable up-front payments from out-licensing agreements plus milestone payments.  This amount decreased in the quarter ended March 31, 2009 because the payment received for one contract became fully recognized in the preceding quarter and because the recognition period for the initial payment for the Daiichi contract was extended to by 12 months reducing the amount recognized in the quarter accordingly.  In addition, the quarter ended December 31, 2008 included a one-time milestone payment of US$500,000.  The Company’s policy is to recognize nonrefundable up-front payments from out-licensing agreements over the estimated period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since Q2 fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe for the first time in the fourth quarter of fiscal 2008.  Interest earned from cash and short-term deposits peaked after the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, interest income is decreasing as the Company draws on its cash balances to fund its operations and interest rates decline.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan calls for an increase in expenditures for nimotuzumab as we begin two new clinical trials in brain metastases and palliative non small cell lung cancer.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The unaudited consolidated interim financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305 million (US$40.105 million).    Net proceeds after costs amounted to approximately $42.623 million. Under the terms of this offering the funds raised could not be used to fund activities related to nimotuzumab or any other products or technologies of Cuban origin.  All those funds have now been spent and in full compliance with those restrictions.  Thus, the Company’s remaining funds, totaling approximately $46.607 million (cash and short-term deposits) as at March 31, 2009, are available to fund all the Company’s activities.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5 million in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3 million was comprised of 474,657 common shares valued at $3.0 million and $300 thousand in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there was no longer a foreseeable future benefit.

As at March 31, 2009 the Company had cash and cash equivalents and short-term deposits totalling $46.607 million and payables and accrued liabilities totalling $1.939 million compared to $58.101 million and $2.023 million respectively at June 30, 2008.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Management believes that the cash and short-term deposits at March 31, 2009 are sufficient to support the Company’s activities beyond the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of March 31, 2009 no amounts were owing and the amount of future fees, if any, is not determinable.

In November 2007 the Company entered into a contract for services of a contract research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.700 million (U.S. $1.348 million) of which approximately $986 thousand has been paid as at March 31, 2009 and the obligation to pay the remaining $714 thousand has not been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at March 31, 2009 the Company continues to open clinical sites and is in the process of recruiting patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to brain metastases from NSCLC at a cost of $1.161 million, of which approximately $200 thousand has been incurred as at March 31, 2009 and the remaining 960 thousand is yet to be incurred.  The second contract pertains to palliative radiotherapy and costs approximately $1.5 million, of which approximately $252 thousand has been incurred as at March 31, 2009 and the remaining $1.248 million is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $4.349 million of which $1.622 million has been paid as at March 31, 2009 and the obligation to pay the remaining $2.727 million has not been incurred. Any early termination penalties can not exceed the amount of the contract committed.

The Company plans to expend funds to continue the development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products and in evaluating new products to in-license.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 22, 2008 in respect of the fiscal year ended June 30, 2008. These risk factors include: (i) the Company dealing with drugs that are in the early stages of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) risks associated with the uncertainty of capital markets and volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned subsidiary, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Europe, North America, and Japan as well as Australia, New Zealand and certain Asian and African countries and YM owns AeroLEF®, its other principal product in development, outright.

A Phase II, second-line, single-arm trial in children with progressive diffuse, intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel. Randomized, Phase II, double-blind trials in brain metastases from non-small-cell lung cancer (NSCLC) and in NSCLC patients ineligible for radical chemotherapy, have been cleared by the Canadian Health Regulatory Authority. Recruitment commenced in March 2009 on NSCLC and is anticipated for the brain metastases trial in Q2.

Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience AG (OSAG), CIMYM’s licensee for Europe, in August 2007, and preliminary data from this trial was released at ASCO in 2008. OSAG reports that it continues to recruit in a Phase III trial in adult glioma patients and a Phase II/III trial in pancreatic cancer patients.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, reports marketing approval in the Philippines and Indonesia bringing to 13 the number of countries that are reported as having approved the drug for sale in specific indications. In January 2009 the National Cancer Centre of Singapore announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the ongoing investigator-initiated Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, reported completion of its Phase I clinical trial of nimotuzumab for the treatment of solid tumours in December 2007, informed YM of its intention to proceed into later-stage randomized trials, and announced first patients enrolled in a randomized trial of nimotuzumab in patients with gastric cancer in September 2008. Additional indications are anticipated to initiate in 2009.

After consulting with regulatory bodies in Europe and Canada, YM is discussing the readiness of AeroLEF® for late-stage trials to identify its best options for aggressive development and partnering this unique approach to the use of opioids.

While expenditures will increase with additional clinical activity we believe we have the resources to permit the completion of the program designed to support marketing authorization for nimotuzumab.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible asset
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful life of the intangible asset is considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

ACCOUNTING POLICIES

The following new accounting pronouncements have been adopted during fiscal 2009:

General standards on financial statement presentation
On July 1, 2008 the Company adopted the amendments of CICA Handbook Section 1400 which includes requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of these changes did not have an impact on the Company’s consolidated financial statements.

The following new accounting pronouncements have been issued but not yet adopted:

International financial reporting standards
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s consolidated financial statements has not yet been determined and management is working on a plan towards conversion to IFRS in accordance with the timelines required.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2008 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the nine months ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2008, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the nine months ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at March 31, 2009:	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	Nil	Nil

Note 1: In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	June 30,
	2009	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 3)	$8,917,872	$3,119,189
Short-term deposits (note 3)	37,688,943	54,981,737
Accounts receivable	280,479	403,371
Prepaid expenses	543,664	375,133
	47,430,958	58,879,430

Property and equipment	105,268	128,400

Intangible assets (note 4)	3,270,003	4,065,409

	$50,806,229	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$636,680	$307,588
Accrued liabilities	1,302,123	1,715,024
Deferred revenue (note 5)	2,562,696	4,623,340
	4,501,499	6,645,952

Deferred revenue (note 5)	3,522,556	4,414,256

Shareholders' equity:
Share capital (note 8)	172,921,153	172,921,153
Share purchase warrants (note 7)	-	3,150,539
Contributed surplus	12,848,942	9,123,824
Deficit	(142,987,921)	(133,182,485)
	42,782,174	52,013,031

Basis of presentation (note 1)
Commitments (note 9)

	$50,806,229	$63,073,239

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Out-licensing revenue (note 5)	$776,127	$1,155,835	$3,823,296	$3,438,601
Interest income	201,635	622,029	1,009,323	2,039,663
	977,762	1,777,864	4,832,619	5,478,264

Expenses:
General and administrative	1,190,039	1,416,872	3,530,626	5,526,388
Licensing and product development	3,259,177	4,286,792	11,525,789	12,052,278
	4,449,216	5,703,664	15,056,415	17,578,666

Loss before the undernoted	(3,471,454)	(3,925,800)	(10,223,796)	(12,100,402)

Gain on foreign exchange	51,122	15,584	143,009	29,716

Gain (loss) on short-term deposits	(54,507)	91,569	(31,789)	217,985

Loss on disposal of property and equipment	-	-	-	(70,143)

Other income	-	-	307,140	-

Loss and comprehensive loss for the period	$(3,474,839)	$(3,818,647)	$(9,805,436)	$(11,922,844)

Basic and diluted loss per common share	$(0.06)	$(0.07)	$(0.18)	$(0.21)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,835,356	55,835,356

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Deficit
(Expressed in Canadian dollars)

	Three months ended				Nine months ended
	March 31,				March 31,
	2009		2008		2009	2008
	(Unaudited)				(Unaudited)

Deficit, beginning of period	$(139,513,082	) $	(126,400,938	) $	(133,182,485)	$(118,296,741)

Loss for the period	(3,474,839)		(3,818,647)		(9,805,436)	(11,922,844)

Deficit, end of period	$(142,987,921	) $	(130,219,585	) $	(142,987,921)	$(130,219,585)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,474,839)	$(3,818,647)	$(9,805,436)	$(11,922,844)
Items not involving cash:
Amortization of property and equipment	19,806	20,781	57,282	106,364
Amortization of intangible assets	265,135	265,135	795,406	795,406
Loss on disposal of property and equipment	-	-	-	70,143
Unrealized loss (gain) on short-term deposits	56,219	(98,443)	33,501	(91,569)
Stock-based compensation	195,023	324,704	574,579	1,827,991
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	255,258	257,614	(45,639)	(152,916)
Accounts payable, accrued liabilities and deferred revenue	(767,508)	(849,632)	(3,036,153)	(4,204,800)
	(3,450,906)	(3,898,488)	(11,426,460)	(13,572,225)

Investing activities:
Short-term deposits, net	4,233,479	(4,980,923)	17,259,293	10,362,066
Additions to property and equipment and intangible assets	(19,114)	-	(34,150)	(35,933)
Proceeds from sale of property and equipment	-	-	-	38,996
	4,214,365	(4,980,923)	17,225,143	10,365,129

Increase (decrease) in cash and cash equivalents	763,459	(8,879,411)	5,798,683	(3,207,096)

Cash and cash equivalents, beginning of period	8,154,413	11,519,666	3,119,189	5,847,351

Cash and cash equivalents, end of period	$8,917,872	$2,640,255	$8,917,872	$2,640,255

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements which, except as described in note 10, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2008.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2008, except as disclosed in note 2 and note 10(d).  In prior years, the Company had been considered a development stage company.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months and nine months ended March 31, 2009 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2009.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Since inception, the Company has concentrated on licensing and product development.  It has had no net earnings, minimal revenue, negative operating cash flows, an accumulated deficit of $142,987,921 and has financed its activities through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the cash and cash equivalents and short-term deposits detailed in note 3 of the unaudited interim consolidated financial statements, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Accounting policies:

(a)	Change in accounting policy:

These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended June 30, 2008, except for the following new accounting pronouncement, which has been adopted effective July 1, 2008:

General standards on financial statement presentation:

On July 1, 2008, the Company adopted the amendments of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1400, which includes requirements to assess and disclose an entity's ability to continue as a going concern.  The adoption of this change did not have an impact on the Company's interim consolidated financial statements.

(b)	Accounting policy issued but not yet adopted:

International financial reporting standards:

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined and management is working on a plan towards conversion to IFRS in accordance with the timelines required.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

3.	Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company committed to use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies.  As at March 31, 2009, there are no remaining restricted proceeds.

As at March 31, 2009, the Company did not hold any cash equivalents (2008 - nil).  Cash equivalents are short-term deposits with terms extending up to 90 days from the date of acquisition.

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

4.	Intangible assets:

		Accumulated	Net book
March 31, 2009	Cost	amortization	value

Acquired technologies	$7,348,185	$4,078,182	$3,270,003

		Accumulated	Net book
June 30, 2008	Cost	amortization	value

Acquired technologies	$7,348,185	$3,282,776	$4,065,409

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

5.	Out-licensing agreements:

The following table reflects revenue from out-licensing agreements entered into with third parties for the development of the Company's products:

					Revenue recognized
			Deferred revenue		Three months ended		Nine months ended
Date of		Initial	March 31,	June 30,	March 31,		March 31,
agreement	Product	license fee	2009	2008	2009	2008	2009	2008

November 3, 2006	Tesmilifene	$230,400	$128,800	$154,000	$8,400	$8,400	$25,200	$18,400
July 25, 2006	Nimotuzumab	16,226,950	5,801,572	8,451,538	621,597	1,014,184	2,649,966	3,042,552
January 20, 2006	Nimotuzumab	1,152,788	-	192,131	-	96,066	192,131	288,196
August 30, 2005	Nimotuzumab	441,792	8,099	64,428	1,105	27,612	56,329	69,031
January 26, 2005	Tesmilifene	620,311	146,781	175,499	9,573	9,573	28,718	20,422
Milestone/royalty revenue	Nimotuzumab	-	-	-	135,452	-	870,952	-
		18,672,241	6,085,252	9,037,596	776,127	1,155,835	3,823,296	3,438,601

Less current portion		-	2,562,696	4,623,340	-	-	-	-

		$18,672,241	$3,522,556	$4,414,256	$776,127	$1,155,835	$3,823,296	$3,438,601

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

As a result of a revision to the estimated period of collaboration, the revenue recognition period for the $16,226,950 was extended by 12 months.  This change was made as at January 1, 2009.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

6.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  The option exercise prices range from $0.50 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008

Number of options issued	110,000	30,000	2,114,250	2,030,290
Risk-free interest rate	1.85% - 2.30%	4.04%	1.85% - 3.34%	4.00% - 4.38%
Volatility factor	80% - 87%	73%	68% - 87%	73% - 74%
Contractual life options	5 - 10 years	10 years	5 - 10 years	10 years
Vesting period (months)	0 - 24	24	0 - 24	24
Weighted average fair value of options granted	$0.31	$0.70	$0.31	$1.14
Fair value of options granted	$33,708	$21,000	$660,001	$2,320,326

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and nine months ended March 31, 2009 for stock-based employee compensation awards was $195,023 (2008 - $324,704) and $574,579 (2008 - $1,827,991), respectively.

The fair value of options granted is being expensed over the vesting period of the options.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

6.	Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months and nine months ended March 31, 2009 and the share options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2008	5,633,102	$2.80
Granted	2,004,250	0.55
Cancelled/forfeited	(528,172)	2.38

Outstanding, September 30, 2008	7,109,180	2.20
Cancelled/forfeited	(614,700)	3.21

Outstanding, December 31, 2008	6,494,480	2.10
Granted	110,000	0.50
Cancelled/forfeited	(16,327)	0.98

Outstanding, March 31, 2009	6,588,153	2.08

Exercisable, March 31, 2009	4,661,943	$2.60

7.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes fair value option pricing model.  The following table contains information regarding the warrants to acquire common shares outstanding throughout the nine-months ended March 31, 2009.  As of March 31, 2009, all warrants were expired.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

7.	Share purchase warrants (continued):

		Weighted	Balance
		average	sheet
	Number	exercise price	amount

Outstanding, June 30 and September 30, 2008	5,709,765	$2.43	$3,150,539
Expired	(5,692,265)	2.43	(3,095,764)

Outstanding, December 31, 2008	17,500	4.42	54,775
Expired	(17,500)	2.42	(54,775)

Outstanding, March 31, 2009	-	-	$-

8.	Share capital:

Issued:

	Number of
	shares	Amount

Balance, June 30, 2008 and March 31, 2009	55,835,356	$172,921,153

At March 31, 2009, 2,380,953 (2008 - 2,380,953) common shares are held in escrow for contingent payments related to the Delex Therapeutics Inc. ("Delex") acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

9.	Commitments:

In November 2007, the Company entered into a contract for services of a contract research organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.700 million (U.S. $1.348 million), of which approximately $986,194 has been incurred as at March 31, 2009 and the remaining $713,921 is yet to be incurred.  The Company may cancel the contract with a 30-day notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first contract pertains to brain metastases from non small cell lung cancer at a cost of $1.161 million, of which approximately $200,301 has been incurred as at March 31, 2009 and the remaining approximately $960,288 is yet to be incurred.  The second contract pertains to palliative radiotherapy and costs approximately $1.500 million, of which approximately $251,526 has been incurred as at March 31, 2009 and the remaining $1.248 million is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling approximately $4.349 million, of which approximately $1.622 million has been paid as at March 31, 2009 and the remaining $2.727 million has yet to be incurred.

10.	Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months and nine months ended March 31, 2009 and 2008 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at and for the three months and nine months ended March 31, 2009 and 2008.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those listed in note 17 of the June 30, 2008 annual consolidated financial statements and are as noted below:

(a)	Interim consolidated statements of operations and comprehensive income:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive income reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP:

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008

Loss for the period, based on Canadian GAAP	$(3,474,839)	$(3,818,647)	$(9,805,436)	$(11,922,844)
Amortization of acquired technologies (ii)	265,135	265,135	795,406	795,406

Loss for the period and comprehensive loss based on United States GAAP	$(3,209,704)	$(3,553,512)	$(9,010,030)	$(11,127,438)

Basic and diluted loss per share (iii)	$(0.06)	$(0.06)	$(0.16)	$(0.20)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,835,356	55,835,356
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(i)	Additional stock-based compensation:

United States GAAP requires disclosure of total unrecognized compensation costs.  As at March 31, 2009, total compensation cost related to non-vested awards not yet recognized is $513,274, and the weighted average period over which it is expected to be recognized is 0.52 years.

(ii)	Acquired technologies:

Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies, which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use.  Under Canadian GAAP, the acquired technologies are considered to be development assets that are capitalized and amortized over their expected useful lives.

(iii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Interim consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of operations is presented.  Shareholders' equity under United States GAAP is as follows:

					Additional
					paid-in
	Warrants	Share capital	Deficit		capital	Total

Total shareholders' equity under United States GAAP, June 30, 2008	$3,150,539	$172,921,153	$(135,429,560	) $	7,362,713	$48,004,845
Stock-based compensation	-	-	-		574,578	574,578
Expiry of warrants	(3,150,539)	-	-		3,150,539	-
Loss for the period	-	-	(9,010,030)		-	(9,010,030)
Total shareholders' equity under United States GAAP, March 31, 2009	-	172,921,153	(144,439,590)		11,087,830	39,569,393
Stock-based compensation expense	-	-	(1,818,334)		1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185		-	7,348,185
Amortization of in-process research and development acquired	-	-	(4,078,182)		-	(4,078,182)

Total shareholders' equity under Canadian GAAP, March 31, 2009	$-	$172,921,153	$(142,987,921	) $	12,848,942	$42,782,174

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

					Additional
					paid-in
	Warrants	Share capital	Deficit		capital	Total

Total shareholders' equity under United States GAAP, June 30, 2007	$4,553,308	$172,921,153	$(121,604,357	) $	3,895,970	$59,766,074
Stock-based compensation	-	-	-		1,827,991	1,827,991
Expiry of warrants	(1,402,769)	-	-		1,402,769	-
Loss for the period	-	-	(11,127,438)		-	(11,127,438)

Total shareholders' equity under United States GAAP, March 31, 2008	3,150,539	172,921,153	(132,731,795)		7,126,730	50,466,627
Stock-based compensation expense	-	-	(1,818,334)		1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185		-	7,348,185
Amortization of in-process research and development acquired	-	-	(3,017,641)		-	(3,017,641)

Total shareholders' equity under Canadian GAAP, March 31, 2008	$3,150,539	$172,921,153	$(130,219,585	) $	8,887,842	$54,739,949

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on loss for the period as a result of this GAAP difference.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2009 and 2008
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(d)	Changes in accounting policy:

These interim consolidated financial statements have been prepared using the same accounting policies and methods under United States GAAP as were used for the audited annual consolidated financial statements for the year ended June 30, 2008, except for the following new accounting pronouncements:

(i)
On July 1, 2008, the Company adopted FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under United States GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The adoption of this change did not have an impact on the Company's interim consolidated financial statements.

(ii)   On July 1, 2008, the Company adopted FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  The adoption of this change did not have an impact on the Company's interim consolidated financial statements.